enerPLUS

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000	US Bank Tower, Suite 2200
333 – 7th Avenue SW	950 - 17th Street
Calgary, Alberta	Denver, Colorado
T2P 2Z1	80202-2805

November 3, 2022

Enerplus Announces Third Quarter 2022 Results; Increases Dividend and Updates 2022 Guidance

All financial information contained within this news release has been prepared in accordance with U.S. GAAP. This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. Readers are also referred to "Non-GAAP and Other Financial Measures" at the end of this news release for information regarding the presentation of the financial and operational information in this news release, as well as the use of certain financial measures that do not have standard meaning under U.S. GAAP and "Notice Regarding Information Contained in this News Release", "Non-GAAP Measures" in Enerplus' third quarter 2022 MD&A for supplementary financial measures, which information is incorporated by reference to this news release. A copy of Enerplus' 2022 interim and 2021 annual Financial Statements and associated MD&A are or will be available on our website at www.enerplus.com, under our profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov. All amounts in this news release are stated in United States dollars unless otherwise specified.

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced financial and operating results for the third quarter of 2022, a 10% increase to its quarterly dividend to $0.055 per share and updated 2022 guidance. The Company reported third quarter 2022 cash flow from operating activities and adjusted funds flow of $409.9 million and $355.6 million, respectively, compared to $182.2 million and $203.1 million, respectively, in the third quarter of 2021. Cash flow from operating activities and adjusted funds flow increased from the same period in 2021 primarily due to higher realized commodity prices and production.

HIGHLIGHTS

- Third quarter total production was 107,808 BOE per day (up 15% from the prior quarter) and liquids production was 68,382 barrels per day (up 20% from the prior quarter)
- Adjusted funds flow was $355.6 million in the third quarter, which exceeded capital spending of $114.5 million, generating free cash flow[1] of $241.1 million
- Total return of capital to shareholders during the third quarter was $123.3 million, comprising share repurchases of $111.8 million and dividends of $11.5 million
- Increased the quarterly dividend by 10% to $0.055 per share (from $0.05 per share)
- 2022 liquids production guidance was increased by 1,000 barrels per day at the midpoint due to continued strong operational performance; annual liquids production growth now tracking approximately 10%
- 2022 capital spending guidance was set to $430 million (from the previous range of $400 – $440 million)
- Fourth quarter production guidance is 105,000 to 110,000 BOE per day, including liquids production of 64,000 to 68,000 barrels per day.

[1] This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

"Our operating momentum continued through the third quarter with liquids production increasing 20% quarter-over-quarter and strong volumes expected through the end of the year," said Ian C. Dundas, President and CEO. "This performance has driven another positive production guidance update while annual capital spending is forecast inside our previously stated range. The result of this execution has been robust free cash flow generation which has allowed us to reduce our net debt by almost 40% and return over $270 million to shareholders through the first nine months of 2022. We remain well positioned to continue with these initiatives in the fourth quarter and into 2023."

THIRD QUARTER SUMMARY

Production in the third quarter of 2022 was 107,808 BOE per day, an increase of 15% compared to the prior quarter and 9% higher than the same period a year ago. Crude oil and natural gas liquids production in the third quarter of 2022 was 68,382 barrels per day, an increase of 20% compared to the prior quarter and 8% higher than the same period a year ago. Production increased from the previous quarter and prior year period primarily due to the Company's development activity in North Dakota.

Enerplus reported third quarter 2022 net income of $305.9 million, or $1.28 per share (diluted), compared to net income of $98.1 million, or $0.38 per share (diluted), in the same period in 2021. Adjusted net income[1] for the third quarter of 2022 was $207.9 million, or $0.87 per share (diluted), compared to $87.5 million, or $0.34 per share (diluted), during the same

period in 2021. Net income and adjusted net income were higher compared to the prior year period primarily due to higher realized commodity prices and production during the third quarter of 2022.

Enerplus' third quarter 2022 realized Bakken crude oil price differential was $2.41 per barrel above WTI, compared to $2.26 per barrel below WTI in the third quarter of 2021. Bakken crude oil prices continued to trade at premiums relative to WTI due to excess pipeline capacity in the region and strong physical prices for crude oil delivered to the U.S. Gulf Coast. Given the constructive outlook for Bakken crude oil prices and strong realizations year to date, Enerplus expects its 2022 realized average Bakken crude oil price differential to be $1.25 per barrel above WTI, compared to $1.00 per barrel above WTI, previously.

The Company's realized Marcellus natural gas price differential widened to $0.99 per Mcf below NYMEX during the third quarter of 2022, compared to $0.45 per Mcf below NYMEX in the third quarter of 2021. The Company's realized natural gas price was $6.53 per Mcf in the third quarter of 2022, an increase from $3.00 per Mcf in the same period in 2021 due to the increase in NYMEX natural gas prices in 2022. Enerplus continues to expect its full-year 2022 Marcellus natural gas price differential to average $0.75 per Mcf below NYMEX.

In the third quarter of 2022, Enerplus' operating expenses were $10.47 per BOE, compared to $9.76 per BOE during the third quarter of 2021. The Company continues to expect full-year 2022 operating expenses to average $10.00 per BOE.

Capital spending totaled $114.5 million in the third quarter of 2022. The Company ended the third quarter of 2022 with total debt of $433.2 million and cash of $42.2 million.

During the third quarter of 2022, Enerplus announced its intention to increase its expected 2022 return of capital to at least 60% of free cash flow commencing in the second half of 2022 and continuing through 2023, an increase from 50% of free cash flow in the first half of 2022. Enerplus also previously announced an increase to the expected minimum return of capital level to $425 million for 2022. In the third quarter, Enerplus paid $11.5 million in dividends and repurchased 7.9 million shares under its normal course issuer bid ("NCIB") at an average price of $14.13 per share, for total consideration of $111.8 million. During the nine months ended September 30, 2022, a total of $271.3 million was returned to shareholders through dividends and share repurchases.

Subsequent to September 30, 2022 and up to November 2, 2022, Enerplus repurchased 2.7 million shares under its NCIB at an average price of $16.00 per share, for total consideration of $43.7 million. Enerplus has also increased its quarterly dividend by 10% to $0.055 per share payable on December 15, 2022.

[1] This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

ASSET DETAIL

North Dakota production averaged 73,188 BOE per day during the third quarter of 2022, an increase of 25% compared to the prior quarter and 16% compared to the same period a year ago. Enerplus drilled eight gross operated wells (83% working interest) during the third quarter and brought eight operated wells (96% working interest) on production.

Marcellus production averaged 165 MMcf per day during the third quarter of 2022, an increase of 7% compared to the same period in 2021 and 2% lower than the prior quarter.

2022 GUIDANCE UPDATE

Capital spending guidance in 2022 has been updated to $430 million from the prior range of $400 to $440 million.

Annual production guidance has been revised to 99,750 to 101,000 BOE per day from the prior range of 97,500 to 101,500 BOE per day, representing an increase of 875 BOE per day at the midpoint. Annual liquids production guidance has been revised to 61,500 to 62,500 barrels per day from the prior range of 59,500 to 62,500 barrels per day, representing an increase of 1,000 barrels per day at the midpoint.

Fourth quarter volumes are expected to remain strong despite the two announced divestments of the Company's Canadian assets, one of which closed on October 31, 2022, with the other expected to close in December 2022. Enerplus is providing fourth quarter 2022 production guidance of 105,000 to 110,000 BOE per day, including liquids production of 64,000 to 68,000 barrels per day.

Enerplus' 2022 Bakken crude oil price differential guidance has been strengthened to $1.25 per barrel above WTI, from $1.00 per barrel above WTI previously.

A summary of Enerplus' updated 2022 guidance is provided in the tables below and includes the impact of the two announced Canadian asset divestments.

2022 Guidance Summary

	Updated Guidance	Previous Guidance
Capital spending	$430 million	$400 – 440 million
Average total production	99,750 – 101,000 BOE/day	97,500 – 101,500 BOE/day
Average liquids production	61,500 – 62,500 bbls/day	59,500 – 62,500 bbls/day
Fourth quarter total production	105,000 – 110,000 BOE/day	n/a
Fourth quarter liquids production	64,000 – 68,000 bbls/day	n/a
Average production tax rate (% of net sales, before transportation)	7% (No change)	7%
Operating expense	$10.00/BOE (No change)	$10.00/BOE
Transportation expense	$4.25/BOE (No change)	$4.25/BOE
Cash G&A expense	$1.20/BOE (No change)	$1.20/BOE
Current tax expense	2-3% of adjusted funds flow before tax (No change)	2-3% of adjusted funds flow before tax

2022 Differential/Basis Outlook[1]

	Updated Guidance	Previous Guidance
U.S. Bakken crude oil differential (compared to WTI crude oil)	$+1.25/bbl	$+1.00/bbl
Marcellus natural gas sales price differential (compared to NYMEX natural gas)	$(0.75)/Mcf (No change)	$(0.75)/Mcf

[1] Excluding transportation costs.

Q3 2022 CONFERENCE CALL DETAILS

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00 AM MT (11:00 AM ET) on November 4, 2022, to discuss these results. Details of the conference call are as follows:

Date: Friday, November 4, 2022
Time: 9:00 AM MT (11:00 AM ET)
Dial-In: 587-880-2171 (Alberta)
                        1-888-390-0546 (Toll Free)
Conference ID: 58265396
Audiocast: https://app.webinar.net/wraEPb2PVB9

To ensure timely participation in the conference call, callers are encouraged to join 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Replay Dial-In: 1-888-390-0541 (Toll Free)
Replay Passcode: 265396 #

PRICE RISK MANAGEMENT

The following is a summary of Enerplus' financial commodity hedging contracts at November 3, 2022.

	WTI Crude Oil ($/bbl)[1][2][3]			NYMEX Natural Gas ($/Mcf)[2]		
	Oct 1, 2022 – Dec 31, 2022	Jan 1, 2023 – Jun 30, 2023	Jul 1, 2023 – Dec 31, 2023	Oct 1, 2022 – Oct 31, 2022	Nov 1, 2022 – Mar 31, 2023	Apr 1, 2023 – Oct 31, 2023
Swaps						
Volume (Mcf/day)	–	–	–	40,000	–	–
Volume (bbls/day)	–	10,000	10,000	–	–	–
Swaps	–	–	–	$ 3.40	–	–
Brent - WTI Spread	–	$ 5.47	$ 5.47	–	–	–
3 Way Collars						
Volume (bbls/day)	17,000	15,000	5,000	–	–	–
Sold Puts	$ 40.00	$ 61.67	$ 65.00	–	–	–
Purchased Puts	$ 50.00	$ 79.33	$ 85.00	–	–	–
Sold Calls	$ 57.91	$ 114.31	$ 128.16	–	–	–
Collars						
Volume (Mcf/day)	–	–	–	60,000	120,000	50,000
Volume (bbls/day)	–	2,000	2,000	–	–	–
Purchased Puts	–	$ 5.00	$ 5.00	$ 3.77	$ 6.27	$ 4.05
Sold Calls	–	$ 75.00	$ 75.00	$ 4.50	$ 18.17	$ 7.00

(1) The total average deferred premium spent on our outstanding crude oil contracts is $1.50/bbl from October 1, 2022 - December 31, 2022 and $1.25/bbl from January 1, 2023 – December 31, 2023.

(2) Transactions with a common term have been aggregated and presented at weighted average prices and volumes.

(3) Upon closing of the acquisition of Bruin E&P Holdco, LLC (the "Bruin Acquisition"), Bruin E&P Holdco, LLC's outstanding crude oil contracts were recorded at a fair value liability of $76.4 million. At September 30, 2022, the remaining liability was $4.7 million on the Condensed Consolidated Balance Sheets. Realized and unrealized gains and losses on the acquired contracts are recognized in Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the date of closing of the Bruin Acquisition.

THIRD QUARTER 2022 PRODUCTION AND OPERATIONAL SUMMARY TABLES

Summary of Average Daily Production[1]

	Three months ended September 30, 2022					Nine months ended September 30, 2022				
	Williston Basin	Marcellus	Canadian Water-floods	Other[2]	Total	Williston Basin	Marcellus	Canadian Water-floods	Other[2]	Total
Tight oil (bbl/d)	52,014	-	-	779	**52,793**	45,376	-	-	817	**46,194**
Light & medium oil (bbl/d)	-	-	2,006	32	**2,038**	-	-	2,069	28	**2,097**
Heavy oil (bbl/d)	-	-	2,629	22	**2,651**	-	-	2,841	14	**2,855**
Total crude oil (bbl/d)	**52,014**	**-**	**4,635**	**833**	**57,482**	**45,376**	**-**	**4,911**	**859**	**51,146**
Natural gas liquids (bbl/d)	**10,511**	**-**	**102**	**287**	**10,900**	**8,916**	**-**	**92**	**311**	**9,319**
Shale gas (Mcf/d)	63,976	164,731	-	941	**229,649**	52,904	164,843	-	959	**218,706**
Conventional natural gas (Mcf/d)	-	-	1,375	5,534	**6,909**	-	-	1,405	5,734	**7,139**
Total natural gas (Mcf/d)	**63,976**	**164,731**	**1,375**	**6,475**	**236,558**	**52,904**	**164,843**	**1,405**	**6,693**	**225,845**
Total production (BOE/d)	**73,188**	**27,455**	**4,966**	**2,199**	**107,808**	**63,110**	**27,474**	**5,237**	**2,285**	**98,106**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and other properties in Canada.

Summary of Wells Drilled[1]

	Three months ended September 30, 2022				Nine months ended September 30, 2022			
	Operated		Non-Operated		Operated		Non-Operated	
	Gross	*Net*	*Gross*	*Net*	*Gross*	*Net*	*Gross*	*Net*
Williston Basin	8	6.6	6	0.2	35	30.1	34	4.6
Marcellus	-	-	23	2.2	-	-	60	5.1
Canadian Waterfloods	-	-	-	-	-	-	-	-
Other[2]	-	-	-	-	-	-	15	0.4
Total	**8**	**6.6**	**29**	**2.4**	**35**	**30.1**	**109**	**10.1**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and other properties in Canada.

Summary of Wells Brought On-Stream[1]

	Three months ended September 30, 2022				Nine months ended September 30, 2022			
	Operated		Non-Operated		Operated		Non-Operated	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Williston Basin	8	7.7	25	4.1	34	30.7	30	4.4
Marcellus	-	-	10	1.2	-	-	58	4.1
Canadian Waterfloods	-	-	-	-	-	-	-	-
Other[2]	-	-	-	-	-	-	-	-
Total	**8**	**7.7**	**35**	**5.2**	**34**	**30.7**	**88**	**8.5**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and other properties in Canada.

SELECTED FINANCIAL RESULTS	Three months ended September 30,		Nine months ended September 30,	
	2022	**2021**	**2022**	**2021**
Financial (US$, thousands, except ratios)				
Net Income/(Loss)	$ 305,945	$ 98,112	$ 583,594	$ 57,528
Adjusted Net Income[1]	207,913	87,467	525,992	186,004
Cash Flow from Operating Activities	409,946	182,177	856,798	321,305
Adjusted Funds Flow	355,622	203,131	914,910	453,956
Dividends to Shareholders – Declared	11,516	7,929	29,374	22,651
Net Debt	391,059	826,282	391,059	826,282
Capital Spending	114,459	63,613	346,357	221,289
Property and Land Acquisitions	16,252	3,079	19,662	832,404
Property Divestments	4,214	(216)	19,386	3,782
Net Debt to Adjusted Funds Flow Ratio	0.3x	1.6x	0.3x	1.6x
Financial per Weighted Average Shares Outstanding				
Net Income/(Loss) – Basic	$ 1.32	$ 0.38	$ 2.47	$ 0.22
Net Income/(Loss) – Diluted	1.28	0.38	2.40	0.22
Weighted Average Number of Shares Outstanding (000's) - Basic	231,565	256,345	237,835	252,432
Weighted Average Number of Shares Outstanding (000's) - Diluted	239,136	260,831	245,403	256,900
Selected Financial Results per BOE[2][3]				
Crude Oil & Natural Gas Sales[4]	$ 66.90	$ 46.10	$ 67.38	$ 40.61
Commodity Derivative Instruments	(8.92)	(5.39)	(11.19)	(3.95)
Operating Expenses	(10.47)	(9.76)	(10.10)	(8.78)
Transportation Costs	(4.16)	(3.56)	(4.29)	(3.63)
Production Taxes	(4.86)	(3.33)	(4.76)	(2.86)
General and Administrative Expenses	(1.10)	(0.94)	(1.18)	(1.15)
Cash Share-Based Compensation	(0.12)	(0.09)	(0.13)	(0.20)
Interest, Foreign Exchange and Other Expenses	(0.61)	(0.89)	(0.64)	(1.18)
Current Income Tax Recovery/(Expense)	(0.80)	0.10	(0.93)	(0.10)
Adjusted Funds Flow	$ 35.86	$ 22.24	$ 34.16	$ 18.76

SELECTED OPERATING RESULTS	Three months ended September 30,		Nine months ended September 30,	
	2022	**2021**	**2022**	**2021**
Average Daily Production[3]				
Crude Oil (bbls/day)	57,482	54,578	51,146	46,188
Natural Gas Liquids (bbls/day)	10,900	8,492	9,319	7,246
Natural Gas (Mcf/day)	236,558	217,253	225,845	211,299
Total (BOE/day)	107,808	99,279	98,106	88,651
% Crude Oil and Natural Gas Liquids	63%	64%	62%	60%
Average Selling Price[3][4]				
Crude Oil (per bbl)	$ 92.48	$ 67.22	$ 97.44	$ 62.12
Natural Gas Liquids (per bbl)	32.04	29.91	34.13	25.40
Natural Gas (per Mcf)	6.53	3.00	5.79	2.58
Net Wells Drilled	9.0	9.0	40.2	14.0

(1) This non-GAAP measure may not be directly comparable to similar measures presented by other entities See "Non-GAAP and Other Financial Measures" section in this news release.
(2) Non-cash amounts have been excluded.
(3) Based on net production volumes. See "Basis of Presentation" section in this news release.
(4) Before transportation costs and commodity derivative instruments.

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	September 30, 2022		December 31, 2021	
Assets				
Current assets				
Cash and cash equivalents	$	42,185	$	61,348
Accounts receivable		313,770		227,988
Other current assets		11,129		10,956
Derivative financial assets		15,179		5,668
		382,263		305,960
Property, plant and equipment:				
Crude oil and natural gas properties (full cost method)		1,418,814		1,253,505
Other capital assets		11,028		13,887
Property, plant and equipment		1,429,842		1,267,392
Other long-term assets		7,485		9,756
Right-of-use assets		20,490		26,118
Derivative financial assets		3,407		—
Deferred income tax asset		197,420		380,858
Total Assets	$	2,040,907	$	1,990,084
Liabilities				
Current liabilities				
Accounts payable	$	453,684	$	367,008
Income tax payable		1,878		—
Current portion of long-term debt		80,600		100,600
Derivative financial liabilities		39,454		143,200
Current portion of lease liabilities		11,342		10,618
		586,958		621,426
Long-term debt		352,644		601,171
Asset retirement obligation		155,168		132,814
Derivative financial liabilities		2,181		7,098
Lease liabilities		11,619		18,265
Deferred income tax liability		11,112		—
		532,724		759,348
Total Liabilities		1,119,682		1,380,774
Shareholders' Equity				
Share capital – authorized unlimited common shares, no par value				
Issued and outstanding: September 30, 2022 – 227 million shares				
December 31, 2021 – 244 million shares		2,926,217		3,094,061
Paid-in capital		45,608		50,881
Accumulated deficit		(1,750,237)		(2,238,325)
Accumulated other comprehensive loss		(300,363)		(297,307)
		921,225		609,310
Total Liabilities & Shareholders' Equity	$	2,040,907	$	1,990,084

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

	Three months ended September 30,		Nine months ended September 30,	
(US$ thousands, except per share amounts) unaudited	**2022**	**2021**	**2022**	**2021**
Revenues				
Crude oil and natural gas sales	$ 663,532	$ 421,133	$ 1,804,701	$ 982,945
Commodity derivative instruments gain/(loss)	56,995	(57,447)	(197,368)	(275,532)
	720,527	363,686	1,607,333	707,413
Expenses				
Operating	103,841	89,102	270,451	212,423
Transportation	41,312	32,508	114,949	87,910
Production taxes	48,169	30,364	127,351	69,132
General and administrative	15,745	12,401	48,013	35,376
Depletion, depreciation and accretion	82,225	81,250	219,006	194,392
Asset impairment	—	—	—	3,420
Interest	6,471	8,232	18,624	21,642
Foreign exchange (gain)/loss	16,109	(14,023)	13,764	(6,269)
Transaction costs and other expense/(income)	(368)	(4,735)	12,020	(1,679)
	313,504	235,099	824,178	616,347
Income/(Loss) before taxes	407,023	128,587	783,155	91,066
Current income tax expense/(recovery)	7,929	(926)	24,929	2,489
Deferred income tax expense/(recovery)	93,149	31,401	174,632	31,049
Net Income/(Loss)	$ 305,945	$ 98,112	$ 583,594	$ 57,528
Other Comprehensive Income/(Loss)				
Unrealized gain/(loss) on foreign currency translation	28,582	(5,111)	29,939	(5,830)
Foreign exchange gain/(loss) on net investment hedge, net of tax	(24,276)	(13,728)	(32,995)	2,164
Total Comprehensive Income/(Loss)	$ 310,251	$ 79,273	$ 580,538	$ 53,862
Net Income/(Loss) per share				
Basic	$ 1.32	$ 0.38	$ 2.47	$ 0.22
Diluted	$ 1.28	$ 0.38	$ 2.40	$ 0.22

Condensed Consolidated Statements of Cash Flows

(US$ thousands) unaudited	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Operating Activities				
Net income/(loss)	$ 305,945	$ 98,112	$ 583,594	$ 57,528
Non-cash items add/(deduct):				
Depletion, depreciation and accretion	82,225	81,250	219,006	194,392
Asset impairment	—	—	—	3,420
Changes in fair value of derivative instruments	(145,480)	7,963	(103,423)	178,601
Deferred income tax expense/(recovery)	93,149	31,401	174,632	31,049
Foreign exchange (gain)/loss on debt and working capital	16,997	(14,234)	14,876	(7,229)
Share-based compensation and general and administrative	3,665	3,277	13,959	4,060
Other expense/(income)	(289)	(176)	12,267	(2,093)
Amortization of debt issuance costs	366	419	1,070	728
Translation of U.S. dollar cash held in parent company	(956)	(288)	(1,071)	(1,907)
Other income reclassified to Investing Activities	—	(4,593)	—	(4,593)
Asset retirement obligation settlements	(1,560)	(1,681)	(12,704)	(8,461)
Changes in non-cash operating working capital	55,884	(19,273)	(45,408)	(124,190)
Cash flow from/(used in) operating activities	409,946	182,177	856,798	321,305
Financing Activities				
Drawings from/(repayment of) bank credit facilities	(130,315)	(106,000)	(186,015)	569,000
Repayment of senior notes	(21,000)	—	(100,600)	(81,600)
Debt issuance costs	—	—	—	(4,621)
Proceeds from the issuance of shares	—	—	—	98,339
Purchase of common shares under Normal Course Issuer Bid	(111,800)	(10,151)	(241,935)	(10,151)
Share-based compensation – tax withholdings settled in cash	—	—	(11,567)	(3,551)
Dividends	(11,516)	(7,929)	(29,374)	(24,400)
Cash flow from/(used in) financing activities	(274,631)	(124,080)	(569,491)	543,016
Investing Activities				
Capital and office expenditures	(121,382)	(77,719)	(311,449)	(193,266)
Bruin acquisition	—	—	—	(420,249)
Dunn County acquisition	—	(188)	—	(305,076)
Property and land acquisitions	(16,252)	(3,079)	(19,662)	(7,102)
Property divestments	4,214	(216)	6,333	3,782
Other expense/(income)	—	4,593	—	4,593
Cash flow from/(used in) investing activities	(133,420)	(76,609)	(324,778)	(917,318)
Effect of exchange rate changes on cash & cash equivalents	14,884	471	18,308	5,729
Change in cash and cash equivalents	16,779	(18,041)	(19,163)	(47,268)
Cash and cash equivalents, beginning of period	25,406	60,718	61,348	89,945
Cash and cash equivalents, end of period	$ 42,185	$ 42,677	$ 42,185	$ 42,677

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

Currency and Accounting Principles

All amounts in this news release are stated in U.S. dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP and Other Financial Measures".

Barrels of Oil Equivalent

This news release contains references to "BOE" (barrels of oil equivalent), "MBOE" (one thousand barrels of oil equivalent), and "MMBOE" (one million barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Basis of Presentation

All production volumes presented in this news release are reported on a "net" basis (the Company's working interest share after deduction of royalty obligations, plus the Company's royalty interests), unless expressly indicated that it is being presented on a "gross" basis. Previously, the Company presented production volumes on a "company interest" basis, which was calculated as its working interest share before deduction of royalties plus the Company's royalty interests. With these changes, production volumes presented by the Company on a "net" basis are expected to be lower than those presented historically.

All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and natural gas liquids on a combined basis. All references to "natural gas" in this news release include conventional natural gas and shale gas on a combined basis.

Readers are urged to review the 2021 annual MD&A and financial statements filed on SEDAR and as part of our Form 40-F on EDGAR concurrently with this news release for more complete disclosure on our operations.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: Enerplus' return of capital plans, including expectations regarding the payment of dividends and the source of funds and timing related thereto; expectations regarding Enerplus' share repurchase program and the funding of such share repurchases from free cash flow; the sale of Enerplus' Canadian assets and the expected timing and impact thereof on Enerplus' operations and financial results; updated 2022 production guidance; capital spending guidance and expected capital spending levels in 2022 and future years; expectations regarding free cash flow generation and reinvestment rates reduction of net debt; 2022 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the expected effectiveness of such hedges in protecting our cash flow from operating activities and adjusted funds flow; oil and natural gas prices and differentials and expectations regarding the market environment and our commodity risk management program in 2022; updated and existing 2022 Bakken and Marcellus differential guidance; expectations regarding realized oil and natural gas prices; and expected operating, transportation and cash G&A expenses and tax expenses and updated 2022 guidance with respect thereto.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: the ability to fund our return of capital plans, including both dividends and the share repurchase program, from free cash flow as expected; that our common share trading price will be at levels, and that there will be no other alternatives, that, in each case, make share repurchases an appropriate and best strategic use of our free cash flows; that we will conduct our operations and achieve results of operations as anticipated; that Enerplus will realize the expected impact and proceeds of the sale of assets in Canada; the continued operation of the Dakota Access Pipeline; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current and anticipated commodity prices, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions, the impact of inflation, weather conditions, storage fundamentals and expectations regarding the duration and overall impact of COVID-19; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the ability to execute our share repurchase program as currently expected and in compliance with applicable Canadian and US rules; our ability to comply with our debt covenants; the availability

of third party services; expected transportation expenses; the extent of our liabilities; and the availability of technology and process to achieve environmental targets. In addition, our 2022 guidance described in this news release is based on rest of year commodity prices of: $85.00/bbl WTI and $6.00/Mcf NYMEX and a CDN/USD exchange rate of 0.72. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to increased uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure by Enerplus to realize anticipated proceeds or benefits of the sale of assets in Canada; continued instability, or further deterioration, in global economic and market environment, including from COVID-19 or similar events, inflation and/or the Ukraine/Russia conflict and heightened geopolitical risks; decreases in commodity prices or volatility in commodity prices; changes in realized prices of Enerplus' products from those currently anticipated; changes in the demand for or supply of our products, including global energy demand; volatility in our common share trading price and free cash flow that could impact our planned share repurchases and dividend levels; unanticipated operating results, results from our capital spending activities or production declines; legal proceedings or other events inhibiting or preventing operation of the Dakota Access Pipeline; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facilities and/or outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; changes in law or government programs or policies in Canada or the United States; failure to complete the recently announced sale of substantially all of Enerplus' remaining Canadian assets; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our 2022 Interim MD&As, our annual information form for the year ended December 31, 2021, our 2021 annual MD&A and Form 40-F as at December 31, 2021) which are available at www.sedar.com, www.sec.gov and through Enerplus' website at www.enerplus.com.

The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws. Any forward-looking information contained herein are expressly qualified by this cautionary statement.

NON-GAAP AND OTHER FINANCIAL MEASURES

Non-GAAP Financial Measures

This news release includes references to certain non-GAAP financial measures and non-GAAP ratios used by the Company to evaluate its financial performance, financial position or cash flow. Non-GAAP financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-GAAP financial measures and non-GAAP ratios do not have standardized meanings or definitions as prescribed by U.S. GAAP and may not be comparable with the calculation of similar financial measures by other entities. For each measure, we have indicated the composition of the measure, identified the GAAP equivalency to the extent one exists, provided comparative detail where appropriate, indicated the reconciliation of the measure to the mostly directly comparable GAAP financial measure and provided details on the usefulness of the measure for the reader. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

"Adjusted net income/(loss)" and "**Adjusted net income/(loss) per share (diluted)**" are used by Enerplus and are useful to investors and securities analysts in evaluating the financial performance of the company by adjusting for certain unrealized items and other items that the company considers appropriate to adjust given their irregular nature. The most directly comparable GAAP measure is net income/(loss). No income tax rate adjustments or valuation allowances on deferred taxes were recorded for the three months ended September 30, 2022 and 2021. Adjusted net income per share is calculated using adjusted net income, as reconciled below, divided by the number of common shares outstanding on a diluted basis during the applicable period as determined in accordance with U.S. GAAP. The calculation follows:

($ millions)	Three months ended September 30,			
		2022		2021
Net income/(loss)	$	305.9	$	98.1
Unrealized derivative instrument (gain)/loss		(145.5)		8.0
Asset impairment		-		-
Other expense related to investing activities		-		-
Unrealized foreign exchange (gain)/loss		17.0		(14.2)
Tax effect on above items		30.5		0.2
Other income related to investing activities		-		(4.6)
Adjusted net income/(loss)	$	207.9	$	87.5
Adjusted net income/(loss) per share (diluted)	$	0.87	$	0.34

"Free cash flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating and financial performance, leverage and liquidity. Free cash flow is calculated as adjusted funds flow minus capital spending. The most directly comparable GAAP measure is cash flow from operating activities

($ millions)	Three months ended September 30,			
		2022		2021
Cash flow from/(used in) operating activities	$	409.9	$	182.2
Asset retirement obligation settlements		1.6		1.7
Changes in non-cash operating working capital		(55.9)		19.3
Adjusted funds flow	$	355.6	$	203.2
Capital spending		(114.5)		(63.6)
Free cash flow	$	241.1	$	139.6

Other Financial Measures

CAPITAL MANAGEMENT MEASURES

Capital management measures are financial measures disclosed by a company that (a) are intended to enable an individual to evaluate a company's objectives, policies and processes for managing the company's capital, (b) are not a component of a line item disclosed in the primary financial statements of the company, (c) are disclosed in the notes to the financial statements of the company, and (d) are not disclosed in the primary financial statements of the company. The following section provides an explanation of the composition of those capital management measures if not previously provided:

"Adjusted funds flow" is used by Enerplus and is useful to investors and securities analysts, in analyzing operating and financial performance, leverage and liquidity. The most directly comparable GAAP measure is cash flow from operating activities. Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

"Net Debt" is calculated as current and long-term debt associated with senior notes plus any outstanding Bank Credit Facilities balances, less cash and cash equivalents. "Net debt" is useful to investors and securities analysts in analyzing financial liquidity and Enerplus considers net debt to be a key measure of capital management. For further details, see Note 8 to the Interim Financial Statements.

"Net debt to adjusted funds flow ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow. There is no directly comparable GAAP equivalent for this measure, and it is not equivalent to any of our debt covenants.

SUPPLEMENTARY FINANCIAL MEASURES

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios. The following section provides an explanation of the composition of those supplementary financial measures if not previously provided:

"**Capital spending**" Capital and office expenditures, excluding other capital assets/office capital and property and land acquisitions and divestments.

"**Cash general and administrative expenses**" or "**Cash G&A expenses**" General and administrative expenses that are settled through cash payout, as opposed to expenses that relate to accretion or other non-cash allocations that are recorded as part of general and administrative expenses.

"**Cash share-based compensation**" or "**Cash SBC expenses**" Share-based compensation that is settled by way of cash payout, as opposed to equity settled.

"**Reinvestment rate**" Comparing the amount of our capital spending as compared to adjusted funds flow (as a percentage).

Electronic copies of Enerplus' 2022 interim reports and annual 2021 Financial Statements and associated MD&As, along with other public information including investor presentations, are or will be available on the Company's website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Investor Contacts
Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304